

August 2, 2013

<u>Via E-mail</u>
Mr.Michael Forsayeth
Chief Financial Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

     Re: Granite Real Estate Investment Trust
            Form 40-F
            Filed March 6, 2013
            File No. 001-35771

            Form 6-K
            Filed May 9, 2013
            File No. 001-35771

Dear Mr. Forsayeth:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Daniel L. Gordon

                Daniel L. Gordon
                Branch Chief